Exhibit 21.1
INSTIL BIO, INC.
LIST OF SUBSIDIARIES

	Name of Entity	Jurisdiction of Organization
1.	Instil Bio (UK) Limited	United Kingdom
2.	Cellular Therapeutics Limited	United Kingdom
3.	Complex Therapeutics Mezzanine LLC	Delaware
4.	Complex Therapeutics LLC	Delaware
5.	Axion Bio, Inc (formerly SynBioTx, Inc.)	Delaware